                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                              (Amendment No._________)*

                              VISUAL EDGE SYSTEMS INC.

------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     928430 10 7
              ---------------------------------------------------------
                                    (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13G

CUSIP No. 928430 10 7

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

     STATUS-ONE INVESTMENTS INC. ("Status-One")
______________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) / /
______________________________________________________________________
3    SEC USE ONLY
______________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
______________________________________________________________________
                    5  SOLE VOTING POWER

NUMBER OF           1,159,482 - owned of record by Status-One
SHARES              __________________________________________________
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY            -0-
EACH                __________________________________________________
REPORTING           7  SOLE DISPOSITIVE POWER
PERSON
WITH                1,159,482 - owned of record by Status-One
______________________________________________________________________
                    8  SHARED DISPOSITIVE POWER
                    -0-
______________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,159,482 - owned of record by Status-One
______________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                      / /
______________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     21.8%
______________________________________________________________________
12  TYPE OF REPORTING PERSON
     CO
______________________________________________________________________

                                     SCHEDULE 13G

CUSIP No. 928430 10 7

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

     EARL TAKEFMAN
______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  / /
______________________________________________________________________
3    SEC USE ONLY
______________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
______________________________________________________________________
                    5  SOLE VOTING POWER
NUMBER OF           -0-
SHARES              __________________________________________________
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY            1,159,482 - owned of record by Status-One
EACH                __________________________________________________
REPORTING           7  SOLE DISPOSITIVE POWER
PERSON
WITH                -0-
______________________________________________________________________
                    8  SHARED DISPOSITIVE POWER
                    1,159,482 - owned of record by Status-One
______________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,159,482
______________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 /X/

     Excludes 2,136 shares owned by Mona-Lee Takefman, Mr. Takefman's wife, as to which shares Mr. Takefman disclaims beneficial ownership.
______________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     21.8%
______________________________________________________________________
12  TYPE OF REPORTING PERSON
     IN
______________________________________________________________________

ITEM 1.

     (a)  Name of Issuer:  Visual Edge Systems Inc.

     (b)  Address of Issuer's Principal Executive Offices:

                    2424 North Federal Highway, Suite 100
                    Boca Raton, Florida 33431

ITEM 2.

     (a)  Name of Person Filing:  Status-One Investments Inc./Earl Takefman

     (b)  Address of Principal Business Office or, if none, Residence:
                         Status-One Investments Inc.
                         c/o Earl Takefman
                         Visual Edge Systems Inc.
                         2424 North Federal Highway, Suite 100
                         Boca Raton, Florida 33431

                         Earl Takefman
                         Visual Edge Systems Inc.
                         2424 North Federal Highway, Suite 100
                         Boca Raton, Florida 33431

     (c)  Citizenship:  Canada

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 928430 10 7

ITEM 3. This statement is filed pursuant to Rule 13d-1(c). Accordingly, Items 3(a) through 3(h) are inapplicable.

ITEM 4.   Ownership.

     (a)  Amount Beneficially Owned as of December 31, 1997:

          Status-One Investments Inc. - 1,159,482
          Earl Takefman - 1,159,482 (represents the 1,159,482 shares owned by Status-One Investments Inc.)*

     (b)  Percent of Class:

          Status-One Investments Inc. - 21.8%
          Earl Takefman - 21.8%*

_________________
*As of December 31, 1997, Status-One Investments Inc., a corporation owned by Mr. Earl Takefman (the Chief Executive Officer and a Director of the issuer) and certain of his family members and controlled by Mr. Takefman, was the owner of record of 1,159,482 shares of Common Stock. Accordingly, Mr. Takefman may be deemed to have voting power and dispositive power over the 1,159,482 shares of Common Stock beneficially owned by Status-One Investments Inc. In addition, Mona-Lee Takefman, Mr. Takefman's wife, owns 2,136 shares of Common Stock, as to which shares Mr. Takefman disclaims beneficial ownership.

     (c)  Number of shares as to which persons filing statement have:

          (i)  sole power to vote or direct the vote:

               Status-One Investments Inc. - 1,159,482 shares
               Earl Takefman - 0 shares

          (ii)  shared power to vote or direct the vote:

               Status-One Investments Inc. - 0 shares
               Earl Takefman - 1,159,482 shares

          (iii) sole power to dispose of or direct the disposition of:

               Status-One Investments Inc. - 1,159,482 shares
               Earl Takefman - 0 shares

          (iv) shared power to dispose of or direct the disposition of:

               Status-One Investments Inc. - 0 shares
               Earl Takefman - 1,159,482 shares

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          Not Applicable.

ITEM 9.   Notice of Dissolution of Group.

          Not Applicable.

ITEM 10.  Certification.

          Not Applicable.

                                      SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to it or him is true, complete and correct.

Dated: February 17, 1998


                         STATUS-ONE INVESTMENTS INC.


                         By:   /s/ Earl Takefman
                              ---------------------------
                         Name:  Earl Takefman
                         Title:    President


                           /s/ Earl Takefman
                          -------------------------------
                          Earl Takefman

                                  Index of Exhibits
                                          to
                                     Schedule 13G
                Filed by Status-One Investments Inc. and Earl Takefman



NUMBER    EXHIBIT

1. Joint Filing Agreement, dated as of February 17, 1998, between Status-One Investments Inc. and Earl Takefman.